Exhibit 99.1

China Nepstar Chain Drugstore Reports Third Quarter 2012 Financial Results

- Same Store Sales Increased by 12.8% -

Shenzhen, China, November 28, 2012 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Financial Highlights

For the quarter ended September 30, 2012:

•	Revenue increased by 4.3% to RMB634.6 million (US$101.0 million), compared to RMB608.6 million in the third quarter 2011

•	Same store sales increased by 12.8% over the same period of 2011

•	Income from operations was RMB4.2 million (US$0.7 million), compared to RMB3.0 million in the third quarter 2011

•	Net income was RMB1.9 million (US$0.3 million), compared to RMB1.2 million in the third quarter 2011

Mr. Fuxiang Zhang, Chief Executive Officer, commented, “Despite a reduction in the number of our stores, we continue to see growth in our total revenue and same store sales, which had been driven by our proactive sales and marketing campaigns and by optimizing our product offerings. After a modest growth of 10% in the second quarter, our pharmaceutical categories, prescription and over-the-counter (“OTC”) drugs, together, grew over 19% during the third quarter on the same store basis, year over year.

Store productivity and profitability remain our top priorities as we strive to strengthen our competitiveness and maintain leadership position in the market. During the third quarter, we attempted to expand market share in certain regions through more intense sales promotions, which temporarily adversely affected our gross margin. However, we believe that our strategy will pay off in a long run as we have already seen a moderate growth in number of customers’ visits to our stores for two consecutive quarters on the same store basis, year on year.”

Third Quarter Results

During the third quarter of 2012, the Company opened 11 new stores and closed 77 underperforming stores that show no signs of turning around. As of September 30, 2012, Nepstar had a total of 2,191 stores in operation.

Revenue for the quarter ended September 30, 2012 increased by 4.3% to RMB634.6 million (US$101.0 million), compared to RMB608.6 million for the same period in 2011.

Same store sales (for 2,088 stores opened before December 31, 2010) for the third quarter of 2012 increased by 12.8% compared to the same period in 2011. This growth was mainly attributable to a more than 19% increase in the sales of pharmaceutical products on the same store basis year over year as a result of the company’s successful proactive marketing campaign and the closure of underperforming stores during the quarter.

Third quarter revenue contribution from prescription drugs was 18.9%, OTC drugs was 39.6%, nutritional supplements was 15.9%, traditional Chinese herbal products was 3.5% and convenience and other products was 22.1%.

Nepstar’s portfolio of private label products included 1,977 products as of September 30, 2012. Sales of private label products represented approximately 26.7% of revenue and contributed 38.2% of gross profit for the third quarter of 2012. This compares to approximately 30.9% of revenue contribution and 43.2% of gross profit contribution by private label products during the same period of 2011. The decline of private label products’ contribution to revenue and gross profit was mainly due to the introduction of more locally procured pharmaceutical products as a response to local customer demand.

Third quarter gross profit was RMB293.0 million (US$46.6 million), compared to RMB289.3 million for the same period of 2011. Gross profit margin in the third quarter of 2012 was 46.2%, compared to 47.5% for the same period of 2011. The decrease in gross profit margin was mainly due to the proactive sales promotion across all product categories during the quarter.

Sales, marketing and other operating expenses as a percentage of revenue in the third quarter of 2012 decreased to 40.1% from 42.6% in the same period of 2011. The decrease was primarily due to the growth in same store sales and closure of underperforming stores.

General and administrative expenses as a percentage of revenue in the third quarter of 2012 were 5.0%, compared to 4.2% for the same period of 2011. The increase was mainly due to higher labor cost reflecting the inflationary economic environment.

Impairment loss of RMB3.0 million (US$0.5 million) was recognized in the third quarter of 2012, compared to RMB1.0 million in the same period of 2011. The impairment loss represented the reduction to the carrying amount of the property and equipment of certain underperforming stores, some of which will be closed in the 4th quarter of 2012.

As a result of the factors discussed above, income from operations in the third quarter of 2012 was RMB4.2 million (US$0.7 million), compared to RMB3.0 million in the same period of 2011.

Interest income for the third quarter of 2012 was RMB3.6 million (US$0.6 million), compared to RMB6.1 million for the same period of 2011. Interest income decreased as a result of reduced cash balance after distribution of a special dividend in the second quarter of this year.

Dividend income from cost method investments was nil for the third quarter of 2012, compared to RMB0.7 million for the same period of 2011. Equity in income of an equity method investee was RMB0.3 million (US$0.05 million) for the third quarter of 2012, compared to a loss of RMB0.6 million for the same period of 2011.

Nepstar’s effective tax rate was 77.2 % for the third quarter of 2012, compared to 87.0% for the same period in 2011. As compared to the PRC statutory tax rate of 25% applicable to our major operating subsidiaries, the difference in the effective income tax rates was primarily due to non-deductible expenses and the relatively high amounts of operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, as compared to the overall results of the Company.

Net income in the third quarter of 2012 was RMB1.9 million (US$0.3 million), which represented RMB0.018 (US$0.002) basic and diluted earnings per American Depositary Share (“ADS”). This compares to a net income of RMB1.2 million, which represented RMB0.012 basic and diluted earnings per ADS for the same period of 2011.

The total number of outstanding ordinary shares of the Company as of September 30, 2012 was 197.4 million. The weighted average number of ordinary shares in the third quarter of 2012 was 197.6 million. Each ADS represents two ordinary shares of the Company.

As of September 30, 2012, Nepstar’s total cash, cash equivalents and bank deposits were RMB570.4 million (US$90.8 million) and its shareholders’ equity was RMB947.7 million (US$150.8 million).

In the third quarter of 2012, net cash flow from operations was RMB0.05 million (US$0.01 million) as compared to RMB34.1 million in the same period of 2011. The lower net cash-flow from operations, compared to the same period of last year, was partially caused by the increases in inventory of the non-pharmaceutical categories due to the optimization of the Company’s product portfolio. It was also partially caused by stocking of certain best selling pharmaceutical products, for which the Company has relatively shorter credit terms than the other merchandise items, for the peak sales season of the coming quarter.

Business Outlook

“The fourth quarter is traditionally a strong quarter for drugstores due to the flu season and increased consumption of nutritional products towards the year-end. As our store network has already gone through a series of operational optimization since the beginning of this year, we expect our same store productivity to keep the momentum of robust sales in the fourth quarter. We will continue to broaden our product portfolio and strengthen our marketing programs to encourage customers to visit our stores more frequently and buy more products across categories each visit. At the same time, we will also focus on maintaining our high quality customer service and building customers’ trust in our stores.” stated Mr. Zhang.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Wednesday, November 28, 2012 at 8:00 a.m. Eastern Time / 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through December 5, 2012 at 11:59 p.m. Eastern Time or December 6, 2012 at 12:59 p.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 403401.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of September 30, 2012, the Company had 2,191 stores across 73 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.2848 on September 30, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com

Tables follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands – except per-share data and per ADS data)

	Three-month period ended September 30,
	2011 RMB	2012 RMB	2012 USD
Revenue	608,626	634,552	100,966
Cost of goods sold	(319,340)	(341,602)	(54,354)

Gross profit	289,286	292,950	46,612
Sales, marketing and other operating expenses	(259,540)	(254,162)	(40,441)
General and administrative expenses	(25,752)	(31,650)	(5,036)
Impairment losses of property and equipment	(1,012)	(2,956)	(470)

Income from operations	2,982	4,182	665
Interest income	6,101	3,638	579
Dividend income from cost method investments	682	—	—
Equity in income of an equity method investee	(630)	301	48

Income before income tax expense	9,135	8,121	1,292

Income tax expense	(7,948)	(6,270)	(998)

Net income	1,187	1,851	294

Basic earnings per ordinary share	0.006	0.009	0.001
Basic earnings per ADS	0.012	0.018	0.002
Diluted earnings per ordinary share	0.006	0.009	0.001
Diluted earnings per ADS	0.012	0.018	0.002

Net income	1,187	1,851	294

Other comprehensive income, net of tax:
Foreign currency translation adjustments	148	(457)	(73)
Comprehensive income	1,335	1,394	221

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of December 31,	As of September 30,	As of September 30,
	2011 RMB	2012 RMB	2012 USD
ASSETS
Current assets
Cash and cash equivalents	767,885	277,298	44,122
Short-term bank time deposits	43,000	273,100	43,454
Accounts receivable, net of allowance for doubtful accounts	102,937	107,186	17,055
Amounts due from related parties	4,649	7,017	1,117
Prepaid expenses, deposits and other current assets	122,831	141,097	22,450
Inventories	437,058	469,474	74,700
Deferred tax assets	2,009	3,195	508

Total current assets	1,480,369	1,278,367	203,406

Non-current assets
Long-term bank time deposits	169,000	20,000	3,182
Property and equipment, net	141,817	126,623	20,147
Rental deposits	39,559	38,928	6,194
Cost method investments	12,638	12,638	2,011
Equity method investment	36,703	36,752	5,848
Intangible assets, net	3,087	2,869	457
Goodwill	51,819	51,819	8,245
Deferred tax assets	3,151	2,598	413
Deposits for acquisition	1000	—	—
Accrued interest income	3,054	281	45

Total non-current asset	461,828	292,508	46,542

Total Assets	1,942,197	1,570,875	249,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	352,386	381,645	60,725
Bills payable	—	6,195	986
Amounts due to related parties	18,169	16,765	2,667
Accrued expenses and other payables	118,121	116,310	18,507
Income tax payable	28,480	22,429	3,569
Deferred Income	10,662	16,141	2,568

Total current liabilities	527,818	559,485	89,022

Non-current liabilities
Deferred income	17,078	16,920	2,692
Deferred tax liabilities	12,032	12,574	2,001
Other non-current liabilities	31,015	34,214	5,444

Total non-current liabilities	60,125	63,708	10,137

Total liabilities	587,943	623,193	99,159

Shareholders’ equity
Share capital	161	158	25
Treasury stock	(1,736)	—	—
Additional paid-in capital	1,252,232	833,519	132,624
Accumulated other comprehensive loss	(41,133)	(42,060)	(6,692)
Retained earnings	144,730	156,065	24,832

Total shareholders’ equity	1,354,254	947,682	150,789

Total liabilities and shareholders’ equity	1,942,197	1,570,875	249,948